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                             May 2, 2024

       Charles D. Schmalz
       Chief Executive Officer
       EWSB Bancorp, Inc.
       109 West Second Street
       Kaukauna, WI 02492

                                                        Re: EWSB Bancorp, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 22,
2024
                                                            File No. 333-277828

       Dear Charles D. Schmalz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Provision for Credit Losses, page 58

   1. We note your response to prior comment 12 and your revised disclosure on page 58. We also note from your
disclosure on pages F-26 and F-27 that the increased provision during the twelve months ended
December 31, 2023 was primarily attributable to large increases in the provision
associated with one- to four-family real estate and consumer loans. Please revise to enhance your
discussion to more comprehensively explain the reasons for
                                                        changes in the amount
of your provision for loan losses recorded during the period and the amount of the allowance
for loan losses at period end when compared to observed
                                                        changes in the credit
quality of your loan portfolio. Please be as specific and detailed as needed to provide an
investor with a clear understanding of any material observed changes in risk and how these
changes, as well as any other key drivers, impacted each component of the allowance for
loan losses established at period end with a focus on one- to four-
 Charles D. Schmalz
EWSB Bancorp, Inc.
May 2, 2024
Page 2
      family real estate loans and consumer loans. Please refer to Item 303(a) of Regulation S-
      K.
Management of Market Risk, page 61

2. We note your response to prior comment 13 and reissue in part. Please disclose whether the changes referenced in the first paragraph below the two tables on page 63 were within the limits of your policies and guidelines for asset/liability management.
Allocation of Allowance for Credit Losses, page 83

3. We note your response to prior comment 16 and your revised disclosure on page 83.
      Please enhance your discussion to reference or include the tabular presentation on page F-
      26 depicting changes in the allowance for credit losses so an investor can more fully understand the impact of the transition adjustment of adopting ASC 326 on the comparative allocation of the allowance for loan loss table, including noted increases and decreases in the allocated amounts, such as those associated with one- to four-family real estate loans and consumer loans.
       Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                           Sincerely,
FirstName LastNameCharles D. Schmalz
                                                           Division of
Corporation Finance
Comapany NameEWSB Bancorp, Inc.
                                                           Office of Finance
May 2, 2024 Page 2
cc:       Zachary A. Davis, Esq.
FirstName LastName